FILED BY SIEBEL SYSTEMS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. OF SUBJECT COMPANY: 000-20725

FINAL TRANSCRIPT

Conference Call Transcript

ORCL - Oracle Conference Call to Discuss Siebel Systems Acquisition

Event Date/Time: Sep. 12. 2005 / 8:30AM ET

Event Duration: N/A

FINAL TRANSCRIPT

Sep. 12. 2005 / 8:30AM, ORCL - Oracle Conference Call to Discuss Siebel Systems Acquisition

CORPORATE PARTICIPANTS

Jenny Gelhausen

Oracle Corporation - Director of IR

Larry Ellison

Oracle Corporation - CEO

Tom Siebel

Siebel Corporation - Chairman

Charles Phillips

Oracle Corporation - President

Greg Maffei

Oracle Corporation - CFO

Bob Wynn

Oracle Corporation - VP Corporate Communications

CONFERENCE CALL PARTICIPANTS

Rick Sherlund

Goldman Sachs - Analyst

Drew Brosseau

SG Cowen - Analyst

Trip Chowdhry

FTN Midwest Research - Analyst

Adam Holt

JP Morgan - Analyst

Jason Maynard

CSFB - Analyst

Tammy Bugliano

Bloomberg News - Analyst

Brent Thill

Prudential - Analyst

Russ MacMillan

Morgan Stanley - Analyst

PRESENTATION

Operator

Welcome, and thank you for standing by. At this time, all participants are in a listen-only mode. After the presentation we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) Today’s conference is being recorded. If you have any objections you may disconnect at this time. Now I would like to turn the meeting over to it Jenny Gelhausen.

Jenny Gelhausen - Oracle Corporation - Director of IR

Thank you, operator. Welcome. My name is Jenny Gelhausen, Director of Investor Relations at Oracle. Today’s call is (technical difficulty) to acquire Siebel Systems. Oracle’s CEO, Larry Ellison will discuss the vision and rationale (technical difficulty) Oracle President, Charles Phillips will discuss (technical difficulty) and partner benefits. Oracle President and CFO, Greg Maffei will go over the financials (technical difficulty) transaction and the timeline. The comments will be followed by a question-and-answer session. I want to emphasize that Oracle is currently in a quiet period and will be hosting a conference call on Thursday, September 22, as Oracle’s first-quarter financial results. We will not be taking any

FINAL TRANSCRIPT

Sep. 12. 2005 / 8:30AM, ORCL - Oracle Conference Call to Discuss Siebel Systems Acquisition

questions today relating to our first-quarter (technical difficulty) questions transaction. I will now read the Safe Harbor information relating to the proposed transaction. Our discussion may be deemed to be (technical difficulty) of Oracle and Siebel. In connection with the proposed transaction a registration statement on form S4 will be filed with the SEC (technical difficulty)

Stockholders of Siebel are encouraged to read the registration statement; any other relevant documents filed with the SEC including the proxy statement that will be part of the registration (technical difficulty) will contain important information about the proposed business combination. A final proxy (technical difficulty) will be mailed to stockholders (technical difficulty) security holders will be able to obtain the documents free of charge at the SEC website (technical difficulty) corporation by mailing 500 Oracle Parkway, Redwood Shores, California, attention Investor Relations or by mailing Siebel Systems at 2207 Bridge Point Parkway, San Mateo, California, attention Investor Relations.

Oracle, Siebel, their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders which was filed with the SEC on August 30, 2005. Information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders which was filed with the SEC on April 29, 2005.

Additional information regarding the interests of such potential participants will be included in a proxy statement prospectus and the other relevant documents filed with the SEC when they become available. Our discussion may contain certain forward-looking statements about Oracle and Siebel. When using the (indiscernible) words anticipate, may, (technical difficulty) expect, project, (technical difficulty) similar expressions and any other statements that are not historical facts in each case as they relate to Siebel and Oracle. The management of either such company or the transaction are intended to identify those (indiscernible) as forward-looking statements. In making any such statements the person making them believes that it its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected (technical difficulty). Forward-looking statements are subject to various risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements. Many of which are beyond the control of Oracle and Siebel including the impact of general economic conditions in regions in which either such company currently does business; industry conditions including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in tax laws, interest rates and access to capital markets.

The actual results or performance by Oracle or Siebel could differ materially from those expressed in or implied by these forward-looking statements. Accordingly no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur. And if any of them do so what impact they will have on the results of operations or financial condition of Oracle or Siebel. Thank you, and I will turn the call over to Larry.

Larry Ellison - Oracle Corporation - CEO

Thank you, Jenny. Let me start by saying that this acquisition meets Oracle’s two key criteria for large acquisitions. One, is its immediately accretive. That is for the full fiscal year FY ’07. Oracle will make more money on a pro forma basis. Second its strategically sound. It makes us number one in markets in which we already participate. Siebel is the CRM category leader with more than 4000 customers and 3.4 million users live. Oracle’s acquisition of Siebel makes Oracle number one in sales automation, number one in service automation and number one in call center automation.

It also strengthens our number one positions in the application business in North America. And it moves us closer to our goal of being number one in applications globally. It gives Oracle very strong expertise and product in key industries such as financial services, telecommunications, pharmaceutical and public sector. Critically it strengthens Oracle’s Partner Network with key partners including IBM and Accenture and strong partner relationships are essential for both selling and implementing applications. The acquisition contributes to our stated goal of 20% profit growth per year. We run our current application software business at more than a 40% contribution margin. And we will run Siebel’s software business at the same 40% plus contribution margin.

The deal therefore is good for Oracle shareholders and it is also good for Oracle customers. Many of our largest customers are also Siebel customers. GE and other mutual customers have long encouraged both companies to get together.

I am going to keep my remarks short, so I would like to close here and specifically thank Charles Phillips for working so hard over the past several months to negotiate the detailed terms of this deal for Oracle. I don’t think Charles has gotten sleep a full night’s sleep in a very long time.

FINAL TRANSCRIPT

Sep. 12. 2005 / 8:30AM, ORCL - Oracle Conference Call to Discuss Siebel Systems Acquisition

I would also like to offer the same thanks to Tom Siebel for putting this deal together on the Siebel side. I’ve known both of these guys for a very, very long time. Thank you Charles, thank you Tom. Now I would like to turn it over to Tom for his comments.

Tom Siebel - Siebel Corporation - Chairman

Thank you, Larry. This is a very, very exciting day for the employees and the shareholders and the customers of Siebel Systems. This is, this strategic business combination is a wonderfully exciting event. This discussion has been going on between Siebel and Oracle for years. Clearly Larry and I know each other very well. We started working together over, I guess now it’s 23 years ago. And so this is a kind of a natural business combination. It really is a customer driven event. These two companies were encouraged, have moved together by our customers and by our partners, and we (indiscernible) over and over from the market, particularly in the last couple years.

As you look at what is happening here with the combination of the Oracle R&D capability with the Siebel CRM technology staff and CRM domain leadership, this really is a wonderful event for our customers. This is going to assure their continued success, assure the continued advancement of this technology staff and those products they are using. This business combination its just clear as day this is in the best interests of our partners; it is in the best interests of our customers; it is in the best interests of our shareholders and it is in the best interests of our employees.

On behalf of the leadership at Siebel and all of our employees worldwide we look forward to working together with the Oracle team to make this an incredibly successful business combination that delivers higher quality products into the hands of more satisfied customers. So with that I will turn over it over to Charles Phillips for his comments.

Charles Phillips - Oracle Corporation - President

Thanks, Tom. Though the idea for a combination between Oracle and Siebel has been kind of discussed for quite a while and the customers haven’t been shy about giving us their opinion. So what we’ve heard from customers kind of universally is that this is a very logical combination that would bring them value. I just kind of want to point out a few areas that they have mentioned to me over the last few months. So what they’re looking for is a single strategic relationship across their major enterprise applications. Be able to optimize for that a relationship in many different ways and hold that partner accountable. They are looking for things like consistent enterprise agreements across all the major pillars of ERP, things like consistent pricing terms, upgrade policies, etc. They want package integration between Siebel and Oracle products that they can count on to be well maintained. They are also looking for global support 24 by 7.

They also want to engage a single consulting organization so they can realize consistent rates and methodologies to implement the full suite of enterprise applications. And throughout the process, the side benefit may repeatedly confirm the enormous respect for Siebel as a CRM innovator and thought leaders certainly as we think as well. So there is no question we’re going to be more strategic to customers all around the world.

The customers also think of these applications in terms of a single process flow. In this case a full flow to cash. So what they did now is best of breed functionality for every step in the process and at the same time they get the benefits of a preintegrated suite and a consistent data model. Just as a side note, the sales management from Oracle has been pushing for this combination for quite sometime as well because they see this as another major beachhead against SAP. The timing couldn’t be better from a customer communication perspective.

So just next week we have Oracle Open World on September 19th in San Francisco; we will be talking in detail with customers about this. And Siebel Customer World is October 16th in Boston so there will be a lot more information to customers available then. We are already getting customers who are calling in, volunteering to give us quotes, in fact I just had one handed to me from Ingersoll-Rand and the quote from the CIO Barry Libenson there is "Oracle and Siebel are two of the most strategic components of our IT architecture. We view this acquisition as extremely positive." So we will be getting more customers throughout the day to comment, obviously as we (indiscernible) let me turn it over to Greg Maffei, my co president and CFO of Oracle.

Greg Maffei - Oracle Corporation - CFO

Thanks, Charles. So I’m going to quickly review the transaction highlights. As was noted in the press release we are acquiring Siebel for $10.56 per share. That’s $5.85 billion on a fully diluted equity value. And it is $3.61 billion net of Siebel’s cash of about 2.24 billion. We expect the transaction to close sometime in early 2006 and it is subject to Siebel, but not Oracle’s shareholder vote, regulatory approvals and usual customary closing conditions.

FINAL TRANSCRIPT

Sep. 12. 2005 / 8:30AM, ORCL - Oracle Conference Call to Discuss Siebel Systems Acquisition

The structure is that Siebel shareholders can elect cash or stock but the stock portion is capped in the aggregate at 30% of the consideration. If more than 30% of the Siebel shares elect to receive Oracle common stock there will be proration. There will be a measurement period of about 10 days to calculate the Oracle average price. That will end just prior to close, one day prior to the closing of the transaction, and there will also be an election date which Oracle will choose the date within a 20-day period ending two days prior to the close. And there will obviously be more details on this on the Web and further communications.

If Oracle’s average share price is at or above $10.72, Siebel shareholders receive a fixed value of 10.66 per share and the floating exchange rate. If Oracle’s average share price is below $10.72 per share, Siebel shareholders will receive a fixed exchange ratio of 0.994 Oracle shares and there will be subject to fluctuations in the market. We think this transaction is very financially attractive. It is going to be accretive to our non-GAAP operations in its first full fiscal year which will be fiscal ’07. On a non-GAAP basis it should be accretive to the tune of $0.02 to $0.03 on the fiscal ’07 EPS assuming we issue up to the 30% in stock. We do intend to purchase or repurchase shares in the marketplace that are issued. So any shares that are issued through the transaction, Oracle intends to repurchase and effectively making it a cash transaction and that repurchase is likely to make our numbers more accretive.

On a GAAP basis we expect its modestly dilutive and we’ll have more details on this as we approach closing; obviously it is subject to the valuation of the intangibles, any IPRD write-off and other closing issues. So this meets or exceeds our financial requirements and should provide good return to our shareholders; as I noted it is accretive. Its investment return should exceed our hurdle rate. Siebel will contribute to our long-term goal of 20% annual earnings growth. And once integrated, Siebel’s operation should expand our EBIT margin from their current high level.

We will fund this transaction — the net cash required $2.6 to $4.3 billion depending upon the stock issuance through three methods. One, Siebel’s cash, our cash and borrowings. The number of 2.6 billion to 4.3 billion is net of Siebel’s cash, includes onetime expenses and closing costs and obviously the variance depends on how much stock is issued, it went from 0% to 30%. We have significant financial flexibility to fund the deal. Based on publicly available Wall Street models, by the time the acquisition may close in early 2006, analysts project us to have between $5 and $6 billion of cash and no debt. As I noted, we anticipate funding our net cash requirement from Siebel from our own cash borrowings, our own cash balances and borrowings. We anticipate using about 1.5 billion of our own cash and borrowing the remainder up to $3 billion.

We believe debt financing in general represents efficient use of capital for our shareholders given our significant cash flow generation. And I would note that in the recently closed fiscal year ’05 ending in May we generated over $3.5 billion in operating cash flow. So with that let me turn it over to Bob Wynn, who is going to manage the Q&A.

Bob Wynn - Oracle Corporation - VP Corporate Communications

All right. Thank you very much. With that please — we have just a few minutes for some questions. Please keep your questions to one question and a follow-up. Operator, may we have the first question please?

QUESTION AND ANSWER

Operator

Rick Sherlund, Goldman Sachs.

Rick Sherlund - Goldman Sachs - Analyst

I wonder if you could address product fusion and how you are going to incorporate the Siebel products in and whether this has kind of a lot more complexity to getting that product fusion out the door.

FINAL TRANSCRIPT

Sep. 12. 2005 / 8:30AM, ORCL - Oracle Conference Call to Discuss Siebel Systems Acquisition

Larry Ellison - Oracle Corporation - CEO

Hi, Rick. This is Larry. First of all we intend to continue to support the existing suite of Siebel products for some time to come. Not unlike PeopleSoft we said we are going to support the products for many, many years. So we’re doing that also with the Siebel products. But no, we were planning on doing a CRM suite, actually we will be doing the CRM suite as part of product fusion employing the additional resources and experience of the Siebel development team. So I think it actually — because Siebel is the category leader and they understand the category better than anybody else on the planet, it actually makes us building the fusion CRM products easier and less risky and not harder.

Rick Sherlund - Goldman Sachs - Analyst

The work that Siebel was doing with IBM and Microsoft on their next generation product, what do you do with that effort?

Larry Ellison - Oracle Corporation - CEO

Well, again, we think we’ve always been promiscuous from the point of view of technology so we think its extremely important that we support Java, which is the centerpiece of technology of fusion. It is also important that we support .NET for the customers that have chosen to go the Microsoft route. So we expect that product fusion again on was always planned to be built using the java programming language, but fully support and operate within the JSharp.NET environment as well. So again, the Siebel middleware team will be joining the Oracle middleware team and be working on the future fusion product as well as supporting the existing Siebel products and we intend to incorporate that middleware technology that integrates well with .NET into the fusion stack. I hope that was coherent.

Operator

Drew Brosseau, SG Cowen.

Drew Brosseau - SG Cowen - Analyst

I’m wondering, Greg, if you can talk about the expense reductions you are going to have to bring to Siebel to meet the dilution goals you discussed.

Greg Maffei - Oracle Corporation - CFO

Well, obviously we have a series of duplicative functions from G&A up to the fact that we are running two CRM R&D teams today. And the expectation is that we will be working to rationalize those and choosing the best personnel and the most logical fit through all of our operations to make the combined entity more efficient and further enhance its best of breed mission.

Drew Brosseau - SG Cowen - Analyst

As a follow-up operationally are you going to have, try to maintain some sort of CRM focused portion of the sales force, or is this absorbed into the overall applications scope?

Larry Ellison - Oracle Corporation - CEO

No, it will have a separate dedicated CRM sales force. In addition to our regular application sales force. So with the addition of Siebel it is very important we have so many more customers in CRM and a dramatically improved product that we will have a specialized CRM sales team pursuing this market separate from the rest of our applications (technical difficulty)

Operator

Trip Chowdhry, First Midwest Securities.

FINAL TRANSCRIPT

Sep. 12. 2005 / 8:30AM, ORCL - Oracle Conference Call to Discuss Siebel Systems Acquisition

Trip Chowdhry - FTN Midwest Research - Analyst

I was just thinking there are a few issues that Siebel always had to struggle with that is in terms of customer satisfaction, the install base doesn’t seem to be very happy with the service at Siebel as provided. And also in terms of the percentage of (indiscernible) Siebel implementation and all the (indiscernible) Siebel really performed very bad. I was thinking what plans do you have to fix the Siebel problems they face in the install base?

Larry Ellison - Oracle Corporation - CEO

Let me start by saying that Siebel Phase has 3.4 million users live.

Trip Chowdhry - FTN Midwest Research - Analyst

They keep complaining.

Larry Ellison - Oracle Corporation - CEO

I don’t know, we’ve talked to IBM and HP and we talked to Siebel’s largest customers and they are certainly not complaining to us. If you compare Siebel’s user count with let’s salesforce.com, salesforce.com has 300,000 live users, Siebel has 3.4 million live users. Every year we think we make this technology easier to use. Siebel already has strong initiatives in the OnDemand space and their OnDemand business has grown very, very rapidly. So of course every year we try to make these products easier to install, easier to use and easier to run. And OnDemand is a portion of that effort and we will be pursuing and extending Siebel’s OnDemand efforts. We will be making the technology easier to use and easier to install as we do every year. But I just don’t agree with your assessment that Siebel has a lot of unhappy customers out there.

All of our research, and we talked to a lot of their customers because again as Tom said, this was a customer driven event, that the customers wanted us to go ahead with this acquisition. So General Electric and other large customers are very successfully using the Siebel products, and I think they are the best in class products. It doesn’t mean that they are not complex, that some of the installations aren’t complex and we can’t make them simpler going forward. But again, I don’t think Siebel customers at least in our due diligence seem to be quite happy with the products.

Operator

Adam Holt, J.P. Morgan.

Adam Holt - JP Morgan - Analyst

As you are able to digest this acquisition as well as some of the other obviously in applications acquisitions, what do you think is the longer-term applications growth rate for Oracle on an organic basis? And how do you think about the acquisition strategy now after this deal closes?

Larry Ellison - Oracle Corporation - CEO

Well again, it is hard to say. We look at a business like iPlex which is growing very, very rapidly in the core banking application space. And we look at other businesses that are more mature. We look at Siebel’s business in the OnDemand space growing very, very rapidly, more rapidly than the pure software space. So I think I have a difficult time generalizing, saying all of the applications business has this organic growth rate. It really varies dramatically from industry to industry and from how the applications are delivered, whether it’s OnDemand or with traditional software.

Adam Holt - JP Morgan - Analyst

And in terms of how you think about the acquisition strategy going forward you have obviously now built out the horizontal front, should we look for strictly more vertical acquisitions going forward or are you still going to do more kind of maintenance based and horizontal acquisitions?

FINAL TRANSCRIPT

Sep. 12. 2005 / 8:30AM, ORCL - Oracle Conference Call to Discuss Siebel Systems Acquisition

Larry Ellison - Oracle Corporation - CEO

I think going forward you will see us concentrate on key industries, where we and we think Siebel helps tremendously on this, and we think to some degree Siebel’s added to our industry expertise in certain key industries, certainly they are very strong in financial services, very strong in telecommunications, very strong in public sector, very strong in pharmaceuticals and a number of other industries. But again, I think going forward you will see us focusing on core industry applications.

Operator

Jason Maynard, Credit Suisse first Austin.

Jason Maynard - CSFB - Analyst

In the period pre fusion will the Siebel CRM product be the lead CRM product with the specialized sales force? And will you still market and sell or offer PeopleSoft or Oracle CRM to existing customers?

Larry Ellison - Oracle Corporation - CEO

There will be some Oracle customers who want to buy the Oracle CRM product because it is integrated as part of the E-business Suite. We think providing customers with choice is a good thing and I think there will be some PeopleSoft customers, PeopleSoft ERT customers who want to buy the PeopleSoft CRM products. But there’s no question that the Siebel products are much more broadly deployed, are — they started earlier, they are more feature rich. And the Siebel products will be the centerpiece of our strategy going forward. But we will continue to support and enhance and sell both the PeopleSoft suite and the Oracle suite of CRM products in addition to the Siebel suite. But again, the Siebel products will be the centerpiece of our CRM investment going forward.

Jason Maynard - CSFB - Analyst

And then also from a continuity perspective will there be any Siebel executives or perhaps even Tom Siebel maintaining a role with the newly combined company?

Larry Ellison - Oracle Corporation - CEO

I hope Tom is going to be working with us for — I think we have — again I am not sure of the details but I believe we have an agreement with Tom that he will continue to work with us for some number of years. And clearly there are a number of Siebel executives that will be working hard to try to retain. We think one of their great assets is their many, many years of experience in the CRM business and that experience is housed in their employees that we want to retain.

Operator

(indiscernible) of UBS.

Unidentified Speaker

A couple of questions. One is what has happened to the servants (ph) provisions that Siebel had put in place earlier this year? And how would that impact on your (technical difficulty) you are planning on realizing especially in the areas of headcount reductions?

FINAL TRANSCRIPT

Sep. 12. 2005 / 8:30AM, ORCL - Oracle Conference Call to Discuss Siebel Systems Acquisition

Greg Maffei - Oracle Corporation - CFO

Siebel had put in place some employee retention measures that we are fully aware of. And we will obviously work through and we believe we fully accounted for and understand how they will impact future operations.

Operator

Tammy Bugliano (ph) of Bloomberg News.

Tammy Bugliano - Bloomberg News - Analyst

Can you talk a little bit about the timing and how long you have been seriously working on this deal? I know that you have obviously known each other for a long time as both the CEOs have mentioned but can you give us some specifics about what prompted the timing now?

Larry Ellison - Oracle Corporation - CEO

Again, as you know, we’ve been talking — Tom and I have been talking on and off about this deal. We’ve thought for a long time that Siebel — Tom and I thought that the deal made strategic sense. And the numbers work. It was simply a matter of timing on the Oracle side, I think on the Oracle side Tom could not (ph)comment on the Siebel side. On the Oracle perspective we had to complete the integration of PeopleSoft. We committed that we weren’t going to make any other large acquisitions until we had a few successful quarters showing that the PeopleSoft integration had worked, was complete and had worked financially. And we feel we’ve accomplished that. The integration is complete. The numbers have been good. And we are now prepared to take on another major acquisition. So that was what caused us to not move earlier. Tom, do you want to add anything to that?

Tom Siebel - Siebel Corporation - Chairman

I think that what really brought this together and moved these companies together was a shift in market dynamics that we have seen occur over the past three, four, five years where it is clear that some years ago that there was a market preference for best of breed applications in each of these categories. And now the customer and partner community is communicating quite clearly and voting with their dollars that what they are looking for here is an integrated family of applications that minimize their cost structures going forward. And so I think it was that change in market dynamic that really drove the timing on this. And so we have a — I think we have the right solution, right combination at the right time to meet the needs of the marketplace. And it is — that is what motivated us.

Larry Ellison - Oracle Corporation - CEO

We’ve got time for just two more questions, please.

Operator

Brent Thill, Prudential.

Brent Thill - Prudential - Analyst

I think we counted over six transactions that have been executed since you closed PeopleSoft. Does this give you a sense for pause now and digest these acquisitions, or just your timing I know you’ve been upfront about further acquisitions. But just in terms of timing.

Larry Ellison - Oracle Corporation - CEO

I don’t think that you will see another major acquisition anytime soon. We continue to do acquisitions in the technology front like our TimesTen acquisition, which are relatively small and quite manageable and integrate quite easily. So I would distinguish major acquisitions like a PeopleSoft or Siebel from something that is much smaller. But again, I don’t think you will see us do another major acquisition for some time.

FINAL TRANSCRIPT

Sep. 12. 2005 / 8:30AM, ORCL - Oracle Conference Call to Discuss Siebel Systems Acquisition

Greg Maffei - Oracle Corporation - CFO

From an integration standpoint does this follow similar to the PeopleSoft transaction, and anything that you’ve learned from that transaction, can you just give us a sense of how you are carrying that over from the PeopleSoft transaction to this one?

Larry Ellison - Oracle Corporation - CEO

Again, I think this is dramatically easier than the PeopleSoft transaction. PeopleSoft had recently acquired J.D. Edwards, which made that transaction a good deal more complex. This deal is friendly. We’ve been talking for a long time; we have been exchanging information and we will have a lot of time to work out integration plans. So I think there is a lot less, we know a lot more Siebel than we knew about PeopleSoft. We have the benefit of the experience of integrating PeopleSoft. And Siebel isn’t the (indiscernible) rather large companies that just recently got together, J.D. Edwards and PeopleSoft. So I think Siebel is a much less risky transaction, and we are much more experienced in doing integration, so I think overall there is very, very little integration risk involved in the Siebel transaction.

Unidentified Company Representative

If I can just add I think Larry’s point is exactly right. Certainly on all the operational issues about integration, Oracle is now very experienced, has done a dry run of a far more difficult integration and knows what is the most efficient path. And so I think this should be a far quicker, far more efficient and far more or far less stressful integration than PeopleSoft.

Unidentified Company Representative

From a customer’s perspective having both companies saying same thing will be very helpful.

Operator

Russ MacMillan (ph), Morgan Stanley.

Russ MacMillan - Morgan Stanley - Analyst

Greg, just a couple of quick ones on the costs obviously to get to a 40% contribution is a fairly large restructuring. Any sense on the kind of size of the cash restructuring costs? And then on options, what are the assumptions that you have in your accretion calculations regarding options? Are you including option expenses within that or not? Thank you.

Greg Maffei - Oracle Corporation - CFO

On the first point, we got, we have in there between fees, expenses, estimated facilities costs, severance costs, there are several hundred million dollars obviously and we will be detailing that more in the investor presentations over the next period. And on the option costs, those are fully modeled in. I mean, we are not — the non-GAAP numbers that are accretive do obviously do not include a 123R charge or something along those lines. But when we are looking at the total on accretion including their share count, so it’s included in that sense, right.

Russ MacMillan - Morgan Stanley - Analyst

That makes sense. One maybe very quick follow-up, just on the Siebel OnDemand business I think Larry you mentioned that you very much intended to keep that business running. I just wanted to confirm that the Siebel OnDemand business remains now part of the strategy for Siebel within Oracle.

FINAL TRANSCRIPT

Sep. 12. 2005 / 8:30 AM, ORCL - Oracle Conference Call to Discuss Siebel Systems Acquisition

Larry Ellison - Oracle Corporation - CEO

I think it is a key part of the strategy and it was one of the key motivators for us doing this deal. We think OnDemand is going to be increasingly important. We think the Siebel OnDemand products have — are improving at a very, very rapid rate and we intend to invest in them heavily. In fact, we expect that all of the Siebel product features and functions that they have in the software products will migrate to the OnDemand products. So we think that is again a very important asset that we want to preserve and invest in as this acquisition is concluded.

Bob Wynn - Oracle Corporation - VP Corporate Communications

With that, I would like to thank everyone for joining us, in some cases quite early in the morning with this call. I know it is a busy Monday morning. A phone replay of this call will be available for twenty-four hours. That number is 866-357-4207. Pass code 6524. You can also access a replay at our website Oracle.com/investor. I also want to follow-up on what Charles mentioned with regard to Open World we will be discussing the benefits of this combination next week at Open World in San Francisco. Again, thank you all very much, and have a good day.